Exhibit 99.1

SPI Energy Issues $2.1 Million 10% Convertible Promissory Note with $26 per Share Conversion Price

SANTA CLARA, CALIFORNIA – November 4, 2020 – SPI Energy Co., Ltd., (NASDAQ: SPI) (the "Company"), a global renewable energy company and provider of photovoltaic (PV) and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors, today announced that on November 3, 2020, it issued a $2.1 million 10% convertible promissory note to Streeterville Capital, LLC, a Utah limited liability company.

The convertible promissory note, which was approved by SPI’s board of directors, bears interest at 10% and has a maturity date of November 2, 2021. All or any portion of the note is convertible into shares of SPI common stock at $26.00 per share. The convertible promissory note was issued pursuant to Rule 506 under Regulation D promulgated under the Securities Act of 1933, as amended.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Copies of the securities purchase agreement and the convertible promissory note relating to this financing can be obtained at the SEC's website at www.sec.gov.

About SPI Energy

SPI Energy Co., Ltd. (SPI) is a global renewable energy company and provider of photovoltaic (PV) and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors. The Company provides a full spectrum of EPC services to third party project developers, as well as develops, owns and operates solar projects that sell electricity to the grid in multiple countries, including the U.S., the U.K., Greece, Japan and Italy. The Company has its headquarters in Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia. SPI is also targeting strategic investment opportunities in green industries and/or industries, such as electric vehicles and charging stations, leveraging the Company’s expertise and growing base of cash flow from solar projects and funding development of projects in agriculture (hemp, alfalfa, etc.) and other markets with significant growth potential.

Contact:
SPI Energy Co., Ltd.

IR Department

Email: ir@spigroups.com

Dave Gentry

RedChipCompanies, Inc.

Phone:(407) 491-4498

dave@redchip.com